UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

La Jolla Pharmaceutical Company

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

503459109

(CUSIP Number)

BioMarin Pharmaceutical Inc.

105 Digital Drive

Novato, California 94949

(415) 506-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. BioMarin Pharmaceutical Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,280,568
8. Shared Voting Power
9. Sole Dispositive Power 3,280,568
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,280,568
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 4.99%[1]
14.	Type of Reporting Person (See Instructions) CO

[1]

Percentage based on 65,722,648 shares, the number of shares of the Issuer’s common stock outstanding as of May 4, 2009 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

This Amendment No. 2 (the “Amendment”) amends and supplements the statement on Schedule 13D as filed on January 30, 2009 (the “Initial Schedule 13D”) and as amended on June 19, 2009 (“Amendment No. 1”). The Initial Schedule 13D, as amended by Amendment No. 1 and this Amendment, is referred to herein as the “Schedule 13D.” This Amendment relates to the common stock, $0.01 par value per share (the “Common Stock”), of La Jolla Pharmaceutical Company, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 6455 Nancy Ridge Drive, San Diego, California, 92121.

Unless set forth below, all previous Items set forth in the Initial Schedule 13D, as amended by Amendment No. 1, are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D, as amended by Amendment No. 1.

Item 5.	Interest in Securities of the Issuer

Item 5 shall be amended and restated in its entirety as follows:

(a) The percentage of shares of Common Stock reported owned by the Reporting Person is based upon 65,722,648 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of May 4, 2009 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

(b) The Reporting Person may be deemed to have the sole power to vote and dispose of the shares of Common Stock reported in this Schedule 13D/A.

(c) All transactions in the class of securities reported on that were effected by the Reporting Person since the most recent filing on Schedule 13D is set forth in Exhibit A hereto and incorporated herein by reference. All of such transactions were effected on the open market.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) The date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock was June 22, 2009.

Item 7.	Material to Be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

99.1    Schedule of Transactions, attached as Exhibit A.

[SIGNATURE PAGE FOLLOWS]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2009

BioMarin Pharmaceutical Inc.

By:	/s/ G. Eric Davis
G. Eric Davis,
Vice President, General Counsel